Buenos Aires, March 8th, 2018

COMISIÓN NACIONAL

DE VALORES

BOLSAS Y MERCADOS

ARGENTINOS S.A.

Ref.: Operations with Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.

Dear Sirs,

I am writing to the National Securities Commission (“Comisión Nacional de Valores”) and Bolsas y Mercados Argentinos S.A. in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), to inform that on the date hereof, the Board of the Directors of the Company approved the contracting of Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. related to the electric generation projects that will be carried out next year and only insofar as they are in the terms and conditions pre-established and approved by the Board of Directors with the favorable opinion of the Supervisory Committee.

It is worth noting that, prior to the aforementioned approval, it was required the opinion of the Company´s Supervisory Committee so that it issues an opinion regarding the adjustment of those operations to arm’s length conditions, in accordance with art. 72 of the Capital Markets Law, and it concluded that, as long as those operations are made in accordance with the pre-established and approved conditions, they can be reasonably considered arm’s length conditions for the market.

It is informed that the opinion of the Supervisory Committee is published in the “Autopista de la Información Financiera” and at the disposal of the shareholders at the Company´s offices.

            Sincerely,

Victoria Hitce

Head of Market Relations